

Progress-Werk Oberkirch AG
Industriestraße 8 • 77704 Oberkirch
Postfach 13 44 • 77697 Oberkirch
Phone: +49 (0) 78 02 / 84-347
Facsimile: +49 (0) 78 02 / 84-789
ir@progress-werk.de
www.progress-werk.de

Dear Shareholders and Business Associates,

At the beginning of 2005 we announced our intention to accelerate PWO's growth within the international arena. 2007 will be the first full financial year in which we are represented on the global stage with production sites in Western and Eastern Europe, in North and Central America, as well as in Asia.

Thus, we have extended our market presence by a significant margin. The feedback received from customers in response to our expansion has been extremely positive. At the same time, the market as a whole has been tracking our performance with great interest. With this in mind, we are confident that in further enhancing our international position we have established a solid foundation from which to broaden existing customer relations and attract new accounts in the months to come.

The start to the 2007 financial year has been encouraging. Our foreign businesses have been establishing a stronger presence in their local markets. Our domestic location in Oberkirch, which remains by far the largest unit in the Group and operates as a competence centre for technology and manufacturing, again put its formidable competitive abilities to the test in the period under review – with success.

Oberkirch proved to be a significant growth driver in the first quarter, as did Mexico, which was included in the consolidated group for the first time. What is more, our earnings performance lies within the target range defined as part of our annual financial planning.

We have drawn up a number of significant measures for the remainder of the financial year. Indeed, having earmarked a budget of around EUR 25 million, we will again be investing heavily during the months ahead. The focus is on various investments geared towards expansion as well as the further improvement of workflow in Oberkirch, with the express purpose of seizing additional efficiency gains. In parallel, we are looking to expand our plant operations in the Czech Republic.

We plan to take a 1,250-tonne press into service at this location before the end of the year. This will open up new opportunities for revenue in the Eastern European markets.

In Mexico, we plan to press ahead with the integration of our Puebla operations into the overall Group structure. In addition, existing orders will be used to drive growth at this location. We have also been extending a number of well-established commercial links and building new business contacts, as well as showcasing PWO's expertise in the local marketplace.

In order to be able to manage the Group in a risk-conscious manner, we also have to address the issue of internal structures. As already announced, we intend to strengthen these structures significantly over the course of the current financial year. In pursuing the measures already initiated, we have our sights firmly set on further promoting PWO's cutting-edge technological expertise within the global arena and thus leveraging growth opportunities at an international level.

Oberkirch, May 8, 2007
The Management Board

General business climate

The Spring Report published by Germany's leading economic research institutes is unequivocal: the global economy has been able to maintain its forward momentum – although, having said that, the US economy is becoming less dynamic. The developing and emerging countries are continuing to provide significant buoyancy, led by China, which recorded annualised growth of 10 per cent in the first quarter.

Germany's economic outlook has also become much more optimistic than in the autumn of 2006: manufacturing output and investments continue to rise and, what is more, the increase in domestic sales tax seems to have had a less detrimental effect on consumption than originally anticipated. In fact, private consumption is forecast to rise by 0.9 per cent as a result of more favourable employment figures, thus outpacing last year's growth rate. Correspondingly, the economic research institutes revised upwards their forecasts for real growth to 2.4 per cent respectively for 2007 and 2008. In the eurozone, growth is expected to be 2.5 per cent in 2007 and 2.4 per cent in 2008.

Economic growth in the United States is expected to decline to 2.3 per cent in 2007, after a previous rate of 3.3 per cent. Within this context, property prices are seen as a risk factor, in particular as there is the possibility of a significant deterioration within this area – with a concomitant impact on private consumption. In contrast, Japan is likely to extend its growth to 2.4 per cent (previous year: 2.2 per cent). According to the research institutes, world GDP should remain above the latest ten-year average – at approx. 3.25 per cent in 2007 and 2008 respectively.

Sector trends

Data published by the Verband der Automobilindustrie (VDA), Germany's association of the automobile industry, suggests that domestic sales volumes within the passenger vehicle segment contracted by 10 per cent in the first quarter, prompted by the rise in local sales tax. Thus, the increase recorded in the fourth quarter of 2006 as a result of vehicle purchases brought forward in anticipation of the sales tax hike was largely offset in the first three months of 2007. However, domestic order intake suggests the return to a more stable trend in March. Looking further afield, foreign orders rose by 8 per cent in the first quarter. Totalling 1.16 million, the highest quarterly figure ever recorded, car exports exceeded the previous year's aggregate by 12 per cent. At over 76 per cent, the export ratio also reached a record level. In parallel, manufacturing output edged up by 7 per cent to 1.53 million units in the first quarter. Overall, record exports thus more than offset the VAT-induced dip in domestic demand.

In Europe, first-quarter sales volumes of passenger vehicles remained stable at 4.2 million. Sales in Western Europe contracted by 1 per cent as a result of the trend witnessed in Germany. After three relatively sluggish years, sales volumes in the new EU member states rose by a more encouraging 14 per cent. Within this context, Poland (+25 per cent) and the Czech Republic (+9 per cent) were among the front runners. The Baltic states took pole position with a 53 per cent increase in vehicle registrations.

In the United Kingdom, vehicle registrations rose by 3 per cent in the first quarter, with the German brands gaining 6 per cent in sales volume and thus reaching a market share of 41 per cent. In France, vehicle sales were 1 per cent lower than in the same period a year ago. German car makers expanded their market share by one percentage point to just over 28 per cent in total. In Italy, sales rose by 4 per cent in the first quarter, buoyed by state support. First-quarter car registrations in Spain fell by 1 per cent compared with the same period a year ago.

GROWTH IN REVENUE AND TOTAL OUTPUT
EBIT REMAINS STABLE YEAR ON YEAR

The PWO Group drove revenue and total output up to EUR 60.9 million (previous year: EUR 57.4 million) and EUR 62.8 million (previous year: EUR 59.2 million) respectively in the first quarter of 2007.

Growth was attributable on the one hand to the first-time consolidation of our subsidiary Cartec, S.A. de C.V. effective from January 5, 2007, and on the other hand to higher revenue generated by our largest plant, Oberkirch/Germany.

In particular, revenue from the serial production of components as well as assembled and welded parts grew considerably in the first quarter, while tooling sales stood at EUR 2.9 million, compared with EUR 3.7 million a year ago. This translated into a lower expense ratio in terms of material and staff costs, and therefore also contributed to more favourable cost structures.

With a yet relatively low level of capital expenditure in the first quarter, depreciation and amortisation expense remained stable in absolute terms, as a result of which the expense ratio relating to this item also declined. In contrast, other operating expenses rose considerably, up from EUR 4.1 million in the previous year to EUR 5.3 million in the quarter under review. Correspondingly, the expense ratio increased from 6.9 per cent to 8.5 per cent.

In addition to expenses connected with temporary staff, a number of other small-scale items contributed to this trend. This was attributable in part to extended operations and the growing complexity of Group structures. However, as regards the year as a whole, the goal is for this trend not to continue. Therefore, the increases seen in the first quarter are expected to ebb away. Overall, EBIT remained relatively stable at EUR 3.8 million in the first quarter, compared with EUR 3.9 million in the same period a year ago. This translated into an EBIT margin of 6.0 per cent, as opposed to 6.6 per cent in the first quarter of 2006.

With just a slight increase in debt, finance costs in the first quarter of 2007 amounted to EUR 0.9 million, after EUR 0.8 million for the same period a year ago. At EUR 1.1 million, income tax expense remained unchanged year on year in absolute terms. As a result, net profit for the period stood at EUR 1.8 million, compared with EUR 2.0 million in the first quarter of 2006. With no changes to the number of shares, earnings per share amounted to EUR 0.70, after EUR 0.79 in the same period a year ago.

ENCOURAGING FIRST QUARTER FOR OBERKIRCH
TEMPORARY LULL AT FOREIGN SUBSIDIARIES

Starting with the 2006 annual report, we adjusted our segment reporting to embrace an even more transparent approach. Our primary segments are represented by geographical regions, based on the respective locations covered by the PWO Group. This approach has now also been extended to our interim reporting during the annual period.

The Oberkirch site, located in the German region, got off to an encouraging start in 2007. Revenue grew from EUR 47.9 million in Q1 2006 to EUR 49.5 million in the first quarter of 2007, while total output rose from EUR 49.9 million to EUR 51.0 million. On the back of this, EBIT edged up from EUR 3.3 million a year ago to EUR 3.4 million in the period under review, which translated into an increase in the EBIT margin from 6.5 per cent to 6.7 per cent.

This is significantly higher than the figure targeted for the year as a whole, which will see large-scale investments in sales, development and controlling structures in order to generate additional growth. Only a small proportion of this investment package was implemented over the course of the first quarter of 2007. Thus, the operational abilities and strength of the Oberkirch location are clearly reflected in its results.

At EUR 1.4 million, first-quarter revenue generated by our Czech site, which operates within the "Rest of Europe" region, fell short of last year's figure of EUR 2.2 million. In contrast, total output remained stable at EUR 2.0 million, after EUR 2.1 million in Q1 2006. At the same time, EBIT for the first quarter of 2007 was unchanged year on year at EUR 0.1 million.

The somewhat subdued revenue performance of our Czech location is the result of quarterly fluctuations that are common in our line of business. On an annual basis, the Czech site is still expected to generate significant growth in revenue, total output and earnings.

In particular, this is to be achieved with the ramp-up of production on a fourth forming press over the course of the year. The newly installed system is to be used for the manufacture of seat components supplied to existing and new customers. Generating a force of 1,250 tonnes, this is the largest forming press within the Group.

The NAFTA segment includes our two sites in North America and Mexico. The increase in revenue from EUR 8.5 million a year ago to EUR 10.3 million in the period under review and the rise in total output from EUR 8.8 million to EUR 10.4 million is due to the first-time consolidation of the new Mexican entity, which contributed an amount of EUR 4.2 million to both revenue and total output. In line with the general trend witnessed in the North American automobile market, Canada produced a slightly weaker performance over the course of Q1 2007. Thus, as anticipated, the market trend first seen in the autumn of 2006 continued into the first quarter of the new financial year. However, we believe that this situation will change as time progresses. Indeed, we are seeing the first signs of an upturn on the demand side, which suggests that deliveries to customers will rise again in the months to come. In view of this, we expect to offset part of the decline by the end of the financial year, which should have a positive effect on earnings performance in Canada.

EBIT generated by our new subsidiary in Mexico hovered around the break-even point in the period under review. Having said that, we saw a distinct upward trend as the quarter progressed. On this basis, we anticipate a positive earnings contribution by this location in the 2007 financial year as a whole.

Allocated to the Asian region, our Chinese location produced no revenue flow in the first quarter. However, the start-up costs remained low at just EUR 0.1 million

SOLID EQUITY RATIO AND SUBSTANTIAL INTERNAL FUNDS FROM OPERATING ACTIVITIES

Influenced principally by the first-time inclusion of PWO's new Mexican subsidiary in the consolidated group, the balance sheet total for the Group as a whole increased significantly from EUR 164.5 million at the end of the 2006 financial year to EUR 177.9 million at the end of the first quarter of 2007.

This expansive thrust was reflected both in current and non-current assets. In terms of liabilities, the most noticeable effect was on current trade payables, which increased in the period under review.

Despite the increase in the balance sheet total, the equity ratio remained solid at 40.9 per cent for the period under review, after 41.8 per cent at the end of the 2006 financial year. This was due to higher equity as a result of favourable net profit for the period.

At EUR 42.0 million, interest-bearing borrowings rose only marginally in relation to the figure posted at the end of December 2006. The outflow from cash and cash equivalents of the first tranche of the purchase consideration for the new Mexican subsidiary prompted a rise in net debt from EUR 33.0 million to EUR 40.1 million. This translates into a gearing of 55.2 per cent, compared with 48.0 per cent – still at the lower end of our strategic corridor of 50 to 80 per cent.

The Group's cash flow situation proved to be very positive in the first quarter of 2007. In contrast to the balance sheet, the prior year figures are not influenced by the effects of consolidation and are thus suitable as comparative data.

Net cash from operating activities amounted to EUR 3.1 million in the first quarter, compared with EUR 4.2 million in the same period a year ago. The year-on-year decline is attributable to the slight expansion of current assets and, in parallel, the slightly smaller extension of current liabilities (excluding financial credits). Both trends are within the range of normal fluctuation.

Cash flow from operating activities covered the full scale of investments in property, plant and equipment at the locations in Germany and Canada – which we would classify as investments aimed at maintaining the current level of operations – amounting to EUR 2.1 million, in addition to interest payments of EUR 0.5 million. Additionally, a large proportion of investments at our Czech location in the amount of EUR 0.6 million, which were made for the purpose of expanding operations, was financed by means of internal funds.

After the payment of the purchase consideration for the Mexican subsidiary as well as the balance of loan proceeds and payments, the net change in cash and cash equivalents was EUR -6.4 million. A significant proportion of this amount was covered by cash resources reserved for such purposes at the end of the 2006 financial year.

PLANNED INCREASE IN CAPITAL EXPENDITURE FOR CURRENT FINANCIAL YEAR

At EUR 2.7 million, capital expenditure in the first quarter represented just a small proportion of the overall annual budget of around EUR 25 million planned for the 2007 financial year. First-quarter investment spending was in line with the standard approach taken by PWO as regards the distribution of capital expenditure over the year as a whole.

In the period under review, the principal share of investments was directed at the Oberkirch location (EUR 2.0 million), while a smaller proportion (EUR 0.6 million) was channelled into the scheduled expansion of the Czech subsidiary.

In accordance with the Group's strategic approach, investments in the other plants were kept on a low level. The Canadian site is well equipped. Mexico is to be expanded significantly. However, in the first year following the acquisition this entity will focus mainly on utilising existing capacities. In 2007, the Chinese location will concentrate entirely on start of production.

The budget for the current year is substantially higher than total capital expenditure of EUR 13.2 million in 2006. To a large extent, this is due to the postponement to 2007 of various construction measures at the plants in Oberkirch and the Czech Republic, as well as several customer projects. This year will also see the installation of a new 920-tonne press at the Oberkirch site.

At the same time, workflow is to be thoroughly reviewed, the aim being to unlock further potential in terms of efficiency, which will help to secure the competitiveness of this plant. In total, capital expenditure directed at the Oberkirch site is likely to be in the region of approx. EUR 18 million.

The second focal point of investment spending by the PWO Group in 2007 is the Czech location, where planned capital expenditure is to rise to approx. EUR 6 million, a further increase on last year's figure. The main emphasis will be on installing a new 1,250-tonne press, including the requisite infrastructure, and enhancing the tool production facilities. In view of the favourable growth prospects for this region, we remain committed to expanding this location at pace.

HEADCOUNT RISES DUE TO FIRST-TIME CONSOLIDATION OF MEXICAN ENTERPRISE

The average number of Group employees in the first quarter of 2007 increased to 1,734, up from 1,395 in Q1 2006 and 1,399 in the 2006 financial year. Within this context, the rise in staffing levels was attributable mainly to the first-time consolidation of the Mexican enterprise. The average quarterly headcount in Mexico was 346.

Among the other sites, Oberkirch recorded a slight increase in its headcount to 1,028 as a result of favourable business performance (Q1 2006: 1,020; FY 2006: 1,021), while staffing levels in the Czech Republic declined slightly to 206 employees (Q1 2006: 208; FY 2006: 213) due to normal fluctuations.

Canada saw a reduction in personnel in response to lower production volumes, the main emphasis being on downsizing temporary employment. Correspondingly, the average number of people employed fell to 146 (Q1 2006: 167; FY 2006: 163). In anticipation of production start-up in China, the headcount was extended to 9 members of staff, after an average of 2 in the 2006 financial year.

On February 28, 2007, we announced a major European contract for the development and production of cockpit module carriers for a new vehicle platform covering several models. Module carriers and cross-beams carry the entire cockpit with its various constituent elements such as the vehicle's dashboard, steering column, airbags, glove compartment and centre console, etc., connecting it securely to the vehicle body. The order is worth more than EUR 170 million in total, distributed over a period of approx. 10 years, and will replace some of the existing serial-production orders. Overall, it will contribute to future growth within the Group.

This latest order has allowed us to further enhance a key area within our product portfolio and expand our position as one of the leading suppliers within this segment. In cooperation with its manufacturing partners, PWO currently produces more than one million cross-beams per year at its Oberkirch plant. Our innovative, patented "Modular Beam Concept" offers superior performance, combined with outstanding cost effectiveness and weight efficiency.

Safety and comfort have become an increasingly important factor in the automobile sector – regardless of the vehicle category. As cross-beams are among the subsystems that determine both the safety of a vehicle and its convenience features to a significant extent, the demands placed on such components in terms of performance are becoming more and more challenging. The standards defined within this area include the accommodation and support of increasingly complex cockpit structures and the integration of the steering column / steering wheel, passenger airbag, knee airbag, as well as heating, ventilation and air-conditioning. At the same time, the cross-beam has to be capable of withstanding the activation force of the airbag, absorbing the impact in a crash situation and shielding the steering wheel from vibrations.

These specifications would normally translate into a higher structural mass for the individual cross-beam. However, increasing mass has an adverse effect on the component's vibration properties. With this in mind, we developed a comprehensive modular beam concept that can be tailored to the specific requirements of each customer. This approach provides the basis for solutions that combine superior comfort and outstanding safety with low weight, high flexural strength and excellent value.

In addition, we offer an extensive range of other design options, such as components for the attachment of pedals or an integrated solution that combines a cross-beam floor attachment with a unit to accommodate the vehicle's gear stick.

Combining the advantages of light-weight design and high rigidity, the PWO "Modular Beam Concept" boasts vibration properties that are far superior to conventional carrier concepts. The modular design ensures maximum versatility and flexibility to suit a diverse range of applications. As a result, this component can be integrated in a host of different vehicle types – with significantly reduced tooling and equipment costs. In addition, we offer our customers tailor-made logistics systems with high-density cross-beam packaging, combined road/rail transport, final assembly in close proximity to customers' production facilities and just-in-time delivery.

The first quarter of the current financial year was very encouraging. Our performance in terms of revenue and earnings was within the range targeted as part of our annual financial planning, which stipulates EUR 250 million in revenue and EBIT comparable to last year's figure – irrespective of our significant efforts to expand the Group at an international level.

We are confident that earnings contributions from our operational sites in the Czech Republic and Mexico will increase as the financial year progresses. At the same time, our largest unit, Oberkirch, is expected to maintain its operational momentum despite the costs associated with the expansion of Group functions.

Compared with those specified as part of the 2006 financial report, there have been no significant changes to opportunities and risks associated with the future progression of the PWO Group. As regards our projections for the 2007 financial year, one of the key risks relates to the future trend of raw material prices.

In acquiring the Mexican enterprise, we have injected greater dynamism into our programme of international expansion. At present, four of the five PWO facilities and approx. 40 per cent of staff are located abroad.

The expansion of international corporate structures is always accompanied by a certain degree of risk, particularly within the first year of such a project. The Management Board is well aware of the new set of risks to which the Group is exposed. In response, PWO is currently investing in appropriate sales, development and controlling structures.

Market buoyancy is currently seen as one of the key factors for potential growth. In the first quarter, surging exports proved more than sufficient to offset the dip in domestic demand. In addition, economic research institutes have forecast consistent growth in Germany for the coming quarters, which should have a favourable impact on the employment market and private consumption.

PRICE CONSOLIDATION AFTER SURGE AT BEGINNING OF 2007

PWO shares performed extremely well at the beginning of the new financial year. Mirroring the upward trend of the SDAX, PWO's share price increased significantly in January, up from EUR 36.00 to EUR 39.30. In February, however, the stock was forced to relinquish this gain. Within this context, the decline in PWO's share price was triggered slightly earlier than that of the small cap index. Overall, however, PWO's stock and the SDAX moved in unison until the beginning of March.

However, the subsequent upturn in the market over the ensuing weeks proved too challenging for PWO shares to match: they consolidated their position and returned to the price recorded at the beginning of the year. Having reached an encouraging level at the beginning of the year, trading volumes declined again during the subsequent weeks.

The trend in relation to the SDAX was similar to that recorded by the Prime IG Auto Parts & Equipment Performance Index, Deutsche Börse's benchmark for the automotive supply industry.

The solid performance shown at the beginning of the year clearly reveals the merits of a consistent approach to Investor Relations, the emphasis being on positive share performance and higher market capitalisation. Therefore, we will continue to broaden our communication activities with the capital markets in the coming months.

Number of shares issued, at end of reporting period	2,500,000
Number of treasury shares held as at March 31, 2007	0
Dividend per share (in EUR) for FY 2006 (proposed)	1.20

Shareholder Structure	
Consult Invest Beteiligungsberatungs-GmbH, Böblingen	50.1%
Free float	49.9%

Financial Calendar

23/05/07	Annual General Meeting 2007
01/08/07	Interim Report Q1 2007
08/11/07	Interim Report Q1-3 2007
Week 46 2007	Analysts' Meeting as part of the Germany Equity Forum, Frankfurt
19/02/08	Announcement of Preliminary Financial Results for 2007
10/04/08	Publication of 2007 Annual Report
08/05/08	Interim Report Q1 2008
20/05/08	Annual General Meeting 2008

Contacts

Bernd Bartmann
MoB Finance (CFO)/Administration & Investor Relations
Phone: +49 (0) 7802 / 84-347
E-mail: ir@progress-werk.de

Charlotte Frenzel
Investor Relations
Phone: +49 (0) 7802 / 84-844
E-mail: ir@progress-werk.de

Progress-Werk Oberkirch AG
Industriestraße 8
77704 Oberkirch

Board Members

There were no changes to the Management Board and Supervisory Board in the period under review.

Members of the Board of Management:
Dipl.-Ing. Karl M. Schmidhuber (Chairman)
Bernd Bartmann
Dr.-Ing. Winfried Blümel

Members of the Supervisory Board:
Dieter Maier (Chairman)
Dr. jur. Klaus-Georg Hengstberger (Deputy Chairman)
Katja Hertwig *
Herbert König *
Ulrich Ruetz
Dr. Gerhard Wirth

* Employee Representative

Statement of compliance, basis of preparation and additional details in accordance with IAS 34

This unaudited interim report has been prepared in accordance with International Accounting Standards (IAS)/International Financial Reporting Standards (IFRS). The accounting policies remain unchanged from those applicable to the consolidated financial statements for the financial year ended December 31, 2006, and the comparative period of the year preceding the current interim report. The information furnished in the notes to the consolidated financial statements for 2006 shall apply accordingly to the current interim report. In addition, IAS 34 "Interim Financial Reporting" has been applied.

The amendments to IAS/IFRS standards and interpretations as at January 1, 2007, resulted in no changes to the accounting policies of the Group.

Effective from January 5, 2007, PWO AG acquired a 60 per cent interest in Cartec S.A. de C.V., based in Puebla, Mexico. The entity is included in the consolidated group of PWO AG as part of full consolidation.

Goodwill generated upon first-time consolidation amounts to approx EUR 1 million. In particular, it reflects the price paid for market entry and the enterprise's qualified staff. As part of the preliminary purchase price allocation an amount of approx. EUR 0.3 million was determined in connection with contractual agreements that protect customer relations and prohibit competition.

The opening balance sheet includes non-current assets (EUR 8.6 million), current assets (EUR 4.0 million) as well as interest-bearing borrowings (EUR 3.0 million) and other liabilities (EUR 3.6 million).

Events after the balance sheet date

There were no events of material significance after the balance sheet date necessitating disclosure.

	EUR m	% share	EUR m	% share
Revenue	60.9	97.0	57.4	97.0
Changes in inventories / Work performed by the enterprise and capitalised	1.9	3.0	1.8	3.0
Total output	**62.8**	**100.0**	**59.2**	**100.0**
Other operating income	0.5	0.8	0.4	0.7
Cost of materials	32.8	52.3	31.0	52.4
Staff costs	17.3	27.5	16.6	28.0
Depreciation and amortisation	4.0	6.4	4.0	6.8
Other operating expenses	5.3	8.5	4.1	6.9
EBIT	**3.8**	**6.0**	**3.9**	**6.6**
Finance cost	0.9	1.4	0.8	1.4
EBT	**2.9**	**4.6**	**3.1**	**5.2**
Taxes on income	1.1	1.8	1.1	1.9
Net profit for the period	**1.8**	**2.8**	**2.0**	**3.4**
Earnings per share in EUR	0.70		0.79	

	EUR m	EUR m
Property, plant and equipment	79.8	73.3
Intangible assets	8.4	6.7
Financial assets	0.6	0.8
Deferred tax assets	1.5	1.3
Non-current assets	**90.3**	**82.1**
Inventories	44.0	41.0
Trade and other receivables	41.7	34.6
Cash	1.9	6.8
Current assets	**87.6**	**82.4**
Total assets	**177.9**	**164.5**

	EUR m	EUR m
Equity	72.7	68.8
Interest-bearing borrowings	21.1	21.0
Provisions for pensions	22.2	21.9
Other provisions	3.0	2.9
Deferred tax liabilities	1.2	1.2
Non-current liabilities	**47.6**	**47.0**
Current portion of provisions for pensions	1.3	1.3
Trade payables and other liabilities	35.5	28.6
Interest-bearing borrowings	20.9	18.8
Current liabilities	**57.6**	**48.7**
Total equity and liabilities	**177.9**	**164.5**

	EUR m	EUR m
Net profit before interest payments and taxes on income	3.4	3.1
Depreciation/reversal of write-downs on property, plant and equipment	4.0	4.0
Change in deferred tax assets	-0.2	0.0
Change in current assets	-6.2	-5.8
Increase in non-current liabilities (excl. financial credits)	0.4	0.2
Change in current liabilities (excl. financial credits)	3.0	3.5
Income taxes paid	-1.2	-0.8
Other non-cash expenses/income	-0.1	0.1
Gains/losses on the disposal of prop., plant and equip.	0.0	-0.1
Cash flows from operating activities	**3.1**	**4.2**
Payments for investments in financial assets	-4.5	0.0
Proceeds from disposal of prop., plant and equip.	0.0	1.1
Payments for investments in prop., plant and equip.	-2.7	-1.9
Payments for investments in intangible assets	0.0	-0.1
Cashflow from investing activities	**-7.2**	**-0.9**
Interest paid	-0.5	-0.4
Proceeds from borrowings	0.9	0.6
Repayment of loans	-2.7	-2.3
Cash flows from financing activities	**-2.3**	**-2.1**
Net change in cash and cash equivalents	**-6.4**	**1.2**
Cash and cash equivalents at the beginning of the period	3.8	-0.5
Cash and cash equivalents at the end of the period	**-2.6**	**0.7**
Of which cash	1.9	2.4
Of which bank borrowings repayable on demand	-4.5	-1.7

	EUR m	%	EUR m	%
Germany	49.5	81.3	47.9	83.4
Rest of Europe	1.4	2.3	2.2	3.8
NAFTA	10.3	16.9	8.5	14.8
Asia	0.0	0.0	0.0	0.0
Consolidation	-0.3	-0.5	-1.2	-2.0
Group	**60.9**	**100.0**	**57.4**	**100.0**

	EUR m	%	EUR m	%
Germany	51.0	81.2	49.9	84.3
Rest of Europe	2.0	3.2	2.1	3.5
NAFTA	10.4	16.6	8.8	14.9
Asia	0.0	0.0	0.0	0.0
Consolidation	-0.6	-1.0	-1.6	-2.7
Group	**62.8**	**100.0**	**59.2**	**100.0**

	EUR m	%	EUR m	%
Germany	3.4	89.5	3.3	83.4
Rest of Europe	0.1	2.6	0.1	2.6
NAFTA	0.4	10.5	0.5	12.8
Asia	-0.1	-2.6	0.0	0.0
Consolidation	0.0	0.0	0.0	0.0
Group	**3.8**	**100.0**	**3.9**	**100.0**

The primary segments continue to be based on geographical regions. However, these are now classified according to Group sites located in the respective regions.

	EUR (k)	EUR (k)	EUR (k)	EUR (k)		EUR (k)	EUR (k)
01/01/07	**6,391**	**17,312**	**44,782**	**30**	**0**	**273**	**68,788**
Net profit	–	–	1,754	–	–	–	**1,754**
Cashflow Hedge	–	–	–	24	–	–	**24**
Purchase of minorities	–	–	–	–	2,339	–	**2,339**
Currency translation	–	–	–	–	–	-180	**-180**
31/03/07	**6,391**	**17,312**	**46,536**	**54**	**2,339**	**93**	**72,725**

	EUR (k)	EUR (k)	EUR (k)	EUR (k)		EUR (k)	EUR (k)
01/01/06	**6,391**	**17,312**	**38,835**	**0**	**0**	**1,057**	**63,595**
Net profit	–	–	1,962	–	–	–	**1,962**
Cashflow Hedge	–	–	–	-7	–	–	**-7**
Purchase of minorities	–	–	–	–	0	–	**0**
Currency translation	–	–	–	–	–	-221	**-221**
31/03/06	**6,391**	**17,312**	**40,797**	**-7**	**0**	**836**	**65,329**